UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C106
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,568,476
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,568,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Parent Holding Company)

(1) Based upon 23,366,951 Shares outstanding, as of February 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2024.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D previously filed by the undersigned on January 18, 2024 (as amended by that certain Amendment No. 1 filed by the undersigned on February 21, 2024, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 27, 2024, the Issuer and the Reporting Person entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the board of directors (the “Board”) of the Issuer (i) increased the size of the Board to twelve (12) directors and appointed C. Bradford Richmond (the “New Director”) to serve on the Board with a term expiring at the 2024 annual meeting of shareholders (the “2024 Annual Meeting”), and (ii) agreed to nominate, support and recommend the New Director for election at the 2024 Annual Meeting.

The Cooperation Agreement further provides, among other things, that:

•
the Board will form a Shareholder Value Initiatives Committee of the Board as promptly as practicable, which shall be responsible for reviewing opportunities to enhance shareholder value, and appoint the New Director to such committee, along with three additional members to be selected by the Board;

•
until the Termination Date (as defined below) and as long as the Reporting Person’s aggregate net long ownership remains at or above the lesser of (i) 1,161,849 Shares (subject to adjustment for stock splits, reclassifications, combinations and recapitalizations) and (ii) five (5%) of the Shares outstanding, in the event that the New Director ceases to be a director of the Issuer for any reason, the Issuer and the Reporting Person will cooperate in good faith to select, and the Issuer will appoint, as promptly as practicable, a Qualified Candidate (as defined in the Cooperation Agreement) mutually agreeable to the Issuer and the Reporting Person, to serve as a director of the Issuer for the remainder of the New Director’s term;

•
the Reporting Person will be subject to customary standstill restrictions, including, among others, with respect to the acquisition of beneficial ownership of or otherwise having economic exposure up to a maximum ownership cap of fifteen percent (15%) of the Shares in the aggregate, proxy solicitation and related matters, extraordinary transactions and other changes, each of the foregoing subject to certain exceptions;

•
until the Termination Date, the Reporting Person will vote all Shares beneficially owned by it in accordance with the Board’s recommendations with respect to (i) the election, removal and/or replacement of directors of the Issuer and (ii) any other proposal submitted to shareholders, subject to certain exceptions relating to extraordinary transactions and recommendations made by Institutional Shareholder Services, Inc. or Glass Lewis & Co., LLC;

•	both the Issuer and the Reporting Person agreed not to disparage or sue the other party, subject to certain exceptions;
•
unless otherwise mutually agreed to in writing by both the Issuer and the Reporting Person, the Cooperation Agreement will remain in effect until the date that is the earlier of (i) one (1) year from the date of the Cooperation Agreement and (ii) thirty (30) days prior to the deadline for delivery of notice under the Issuer’s Amended and Restated Bylaws for the nomination of director candidates for election to the Board at the Issuer’s 2025 annual meeting of shareholders (the “Termination Date”); and

•	the Issuer will reimburse certain of the Reporting Person’s out-of-pocket fees and expenses, provided that such reimbursement will not exceed $75,000 in the aggregate.
The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On February 27, 2024, the Reporting Person and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
Item 7.                          Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
99.1
Cooperation Agreement, dated February 27, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 28, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: February 29, 2024

FUND 1 INVESTMENT, LLC

By:	/s/ Benjamin C. Cable
Benjamin C. Cable Chief Operating Officer